

SECURI 05041337 ISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 36105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2004** (MM/DD/YY) AND ENDING **12/31/2004** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Seton Securities Group, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

788 Shrewbury Avenue
(No. and Street)

Tinton Falls (City) **New Jersey** (State) **07724** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlie Mayer **(732) 936-9164**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003 (Address) **New York** (City) **New York** (State) **10038** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Charlie Mayer**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Seton Securities Group, Inc.**, as of **December 31**, 20 **04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chairman & Chief Executive Officer

Title

Anthony Pontecorvo
Notary Public of New Jersey
County of Monmouth
My Commission Expires 8/6/2008



Notary Public

Sworn and subscribed before me this 27 day of JAN 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☐ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SETON SECURITIES GROUP, INC.
F/K/A WAXMAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004



SETON SECURITIES GROUP, INC.
F/K/A WAXMAN SECURITIES, INC.

DECEMBER 31, 2004

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Seton Securities Group, Inc.
F/K/A Waxman Securities, Inc.

We have audited the accompanying statement of financial condition of Seton Securities Group, Inc., formerly known as Waxman Securities Inc. as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seton Securities Group, Inc., formerly known as Waxman Securities, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 7, 2005

SETON SECURITIES GROUP, INC.
F/K/A WAXMAN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS		
Cash and cash equivalents	$	978,225
Clearing deposits at broker		150,205
Due from clearing broker		726
Commissions receivable		22,606
Securities owned, at market		23,460
Other receivable		198
TOTAL ASSETS	$	1,175,420
LIABILITIES AND STOCKHOLDERS' EQUITY		
Commissions payable	$	32,655
Accrued expenses and accounts payable		29,186
Due to clearing broker		11,533
Due to affiliate		113,899
Total Liabilities		187,273
Commitments and contingent liabilities (Note 6)		
Stockholders' equity		
Common stock, without par value, 100 shares, issued and outstanding 100 shares		1,500
Paid-in-capital		997,524
Retained earnings		(10,877)
Total Stockholders' Equity		988,147
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,175,420

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

Waxman Securities, Inc. (an S corporation) was incorporated in the State of New York in 1986. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. During 2004 the Company changed its name to Seton Securities Group, Inc. and relinquished its S-Corporation status.

The Company conducts a general securities business by introducing transactions on a fully-disclosed basis to a clearing member broker/dealer which carries all accounts and prepares and maintains all books and records pertaining thereto pursuant to SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker/dealer.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposits.

Cash balances are held principally at one financial institution and may, at times, exceed insurable amounts. The Company believes it mitigates its risks by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the related lease or the estimated useful life of the assets. Depreciation is computed on an accelerated basis for both financial reporting purposes and income tax purposes. Leasehold improvements for income tax purposes are amortized in accordance with Internal Revenue Service regulations.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Securities transactions and related income and expenses are recorded on a settlement date basis. Commission revenues are also recorded on a settlement date basis.

Marketable securities owned by the Company are stated at quoted market values with unrealized gains and losses reflected in income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

Recent Accounting Pronouncements

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. In December 2003, the FASB issued FIN No. 46 (Revised) ("FIN 46-R") to address certain FIN 46 implementation issues. This interpretation requires that the assets, liabilities, and results of activities of a Variable Interest Entity ("VIE") be consolidated into the financial statements of the enterprise that has a controlling interest in the VIE. FIN 46R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. For entities acquired or created before February 1, 2003, this interpretation is effective no later than the end of the first interim or reporting period ending after March 15, 2004, except for those VIE's that are considered to be special purpose entities, for which the effective date is no later than the end of the first interim or annual reporting period ending after December 15, 2003. For all entities that were acquired subsequent to January 31, 2003, this interpretation is effective as of the first interim or annual period ending after December 31, 2003. The adoption of FIN 46 did not have a material impact on the Company's results of operations or financial position.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Management believes that this statement did not have a material impact on the Company's results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the provisions of SFAS No. 150 did not have a material effect on the Company's financial position.

NOTE 3- PROVISION FOR STATE AND LOCAL TAXES:

The Company elected "S corporation" status with the Internal Revenue Service commencing in 1986. The stockholders include the "S Corporation" income or loss on their individual tax returns, and accordingly, no income taxes or benefits are provided in the financial statements during the period of "S Corporation" status. During July 2004 the Company was disqualified as an S-Corporation.

NOTE 4- NET CAPITAL REQUIREMENTS:

The Company is a member of the National Association of Securities Dealers, Inc. and is subject to the Securities and Exchange Commission Uniform net capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital was $982,926 which was $977,926 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.0629 to 1.

NOTE 5- RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to the Company's clearing organization at December 31, 2004, consist of the following:

	Receivable	Payable
Deposit with clearing broker	$ 150,205	$ -
Commissions receivable	726	-
Payable to clearing broker	-	11,534
	$ 150,931	$ 11,534

NOTE 6- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 7- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions will be carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 8- RELATED PARTY TRANSACTIONS

Certain of the Company's brokers are dually registered with Tejas Securities ("TEJAS"). As part of an agreement with Tejas the Company will receive the profits from a Tejas account traded by these brokers. The Company has agreed to indemnify Tejas for any losses in the account.

NOTE 9- GUARANTEES

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

NOTE 10- SUBSEQUENT EVENT

In January 2005 the Company entered into a clearing agreement with Jeffries and Company.